1934 Act Registration No. 33 - 96234

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2003

MTR CORPORATION LIMITED

(Translation of registrant’s name into English)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated April 10, 2003	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager (Secretarial)

Date: April 11, 2003

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR Corporation Limited

(Incorporated in Hong Kong with limited liability)

Chairman and Chief Executive

The Board of MTR Corporation Limited (the “Corporation”) announces today that it has decided to split the roles of the Chairman and Chief Executive after Mr. Jack So’s contract as Chairman and Chief Executive expires in September this year.

The Corporation will therefore have a Non-Executive Chairman and a Chief Executive Officer.

The Corporation will proceed with a worldwide search to tap local and international talents in identifying the right candidate for the post of Chief Executive Officer.

The appointment of the Non-Executive Chairman will be made by the Government which is the majority shareholder of the Corporation.

By order of the Board

Leonard Bryan Turk

Company Secretary

MTR Corporation Limited

Hong Kong, 10 April, 2003

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